Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, appeared on an interview with Schwab Network on August 12, 2025, which was aired on August 12, 2025. The following is a partial transcription of the interview:

Diane King Hall: Welcome back to Morning Movers. I'm Diane King Hall, coming to you live from the floor of the New York Stock Exchange. We've got mixed market action happening within crypto. Joining us now for a look across the space is Andrew Keys, Co-founder and Chairman of The Ether Machine. Andrew, thank you so much for joining us this morning. So Ethereum is actually higher while we got Bitcoin is under a little bit of pressure this morning. But before we get into that and where you think Ethereum is going, tell us a little bit about Ether Machine and what your focus is.

Andrew Keys: Sure. The Ether Machine is an institutionally focused vehicle that generates yield denominated in ether via staking, restaking and participation in DeFi.

Diane King Hall: Okay. And you all recently announced the transaction with Dynamix. We had them on recently as well. Tell us a little bit more about that transaction.

Andrew Keys: Sure. We announced the largest common equity offering since 2021, a $1.6 billion in committed capital to create this vehicle that has ether exposure, plus the ability to generate ether-denominated yield.

Diane King Hall: Okay. You've been involved in Ethereum since the beginning, and, you know, this is a milestone year for the space. Tell us a little bit about why this space versus say Bitcoin.

Andrew Keys: Sure. With Bitcoin, there's one asset and one thing to do. You can have a Bitcoin on the Bitcoin blockchain, and the only thing you can do is send it from you to me. With Ethereum, we can digitize any asset. We can have a stablecoin, a stock, a bond, a derivative, an insurance policy, a parcel of land, or intellectual property like art or music. With those digital assets, we can embed them to any type of digital agreement. So we can say if something happens, then we send the payment else failure. Those "if then else" statements are called smart contracts. And I believe that the total addressable market for Bitcoin is that of gold or $22 trillion whereas the total addressable market for Ethereum is essentially evolving the World Wide Web, which is an exponent of just one singular use case of gold.

Diane King Hall: So you believe that the growth trajectory for Ethereum far exceeds what we can see for Bitcoin.

Andrew Keys: By many, many multiples. Because Ethereum can essentially be the next generation of the World Wide Web. In addition to that, Bitcoin is unproductive whereas with Ethereum, ether has the ability to generate yield. And that's why we believe that a vehicle like this, The Ether Machine, is best suited for public market investors. If you look at the ETFs in Ethereum, they don't enable what's called staking, which is generating yield on them. And what we can do is we can generate yield that Ethereum intrinsically has. To do that, we have to actively manage ether, and that's what we do.

Diane King Hall: Why do you say Bitcoin is unproductive?

Andrew Keys: Because there is no yield. It's like gold. It can kind of sit and be there as a store of value. Ether is like digital oil. So for every transaction on the Ethereum blockchain, it requires a micropayment of this digital commodity, and it generates yield.

Diane King Hall: So, if we're comparing it to oil, oil is considered more volatile. Now the view in terms of what I am starting to see or hear from the investor community is that Bitcoin is still a risk asset but less risky than other denominations within crypto. Do you see it that way?

Andrew Keys: So I think that ether has more volatility than Bitcoin, and for a public treasury vehicle, that's actually a benefit. Because if you look at MSTR as the proxy, what happened was MSTR sold convertible debt to hedge funds that sought volatility. And then what they were able to do was buy the underlying asset, in their case Bitcoin, for the shareholders that wanted exposure to Bitcoin in a public vehicle. With this, unlike Bitcoin, ether has intrinsic yield, if properly managed, and is double the volatility. So you have the ability to have this yield that can pay a zero-coupon bond and for the volatility-seeking hedge funds, this is double the volatility of Bitcoin.

Diane King Hall: And then I want to ask you a quick question just to get a thought from you on where we are as it relates to the regulatory clarity for lack of better way of expressing it that we are getting now around crypto.

Andrew Keys: Sure. The GENIUS Act passed about a month ago, which was around stablecoins. And actually the largest beneficiary of the GENIUS Act is Ethereum because the majority of stablecoins, over 80% of them, settle to Ethereum. Ethereum is the substrate for stablecoins. Furthermore, we just had SEC clarity on the ability for liquid staking within Ethereum. So basically, we've had kind of two large regulatory decisions over the last month, and the largest beneficiary of both of them is Ethereum.

Diane King Hall: Okay, and maybe that's why Ethereum has been playing some catch-up to Bitcoin this year. Thank you, Andrew. I will have to leave our conversation there for today. Appreciate it. That is Andrew Keys, Co-founder and Chairman of The Ether Machine. Our thanks to Andrew.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.